Filed pursuant to Rule 433
under the Securities Act of 1933

Registration Statement No. 333-123181

Issuer Free Writing Prospectus,
dated as of February 6, 2008

PRICING SUPPLEMENT
Dated February 6, 2008 to
the Preliminary Prospectus Supplement
of Chiquita Brands International, Inc.
Dated February 4, 2008

Chiquita Brands International, Inc.

$175,000,000
in aggregate principal amount of
4.25% Convertible Senior Notes due 2016

This pricing supplement relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement, dated February 4, 2008 and the accompanying prospectus (including the documents incorporated by reference in the accompanying prospectus) relating to these securities.

Issuer:	Chiquita Brands International, Inc. (NYSE:CQB) (the ‘‘Company’’)

Issue:	4.25% Convertible Senior Notes due 2016

Aggregate Principal Amount Offered:	$175,000,000

Over-allotment Option:	$25,000,000

Offering Price:	100% of the principal amount of the notes, plus accrued interest, if any, from February 12, 2008

Interest:	4.25% per annum, from February 12, 2008

Interest Payment Dates:	February 15 and August 15 of each year, beginning August 15, 2008

Maturity:	August 15, 2016, unless earlier repurchased, redeemed or converted

NYSE Closing Price for Common Stock on February 6, 2008:	$16.94

Conversion Premium:	Approximately 32.5% above the NYSE closing price on February 6, 2008

Conversion Price:	Approximately $22.45 per share of common stock, subject to adjustment

Conversion Rate:	44.5524 shares of common stock per $1,000 in principal amount of notes, subject to adjustment

Optional Redemption:	Beginning February 19, 2014, we may redeem any or all of the outstanding notes in cash at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if any, provided that the last reported sale price of our common stock for 20 or more trading days in a period of 30 consecutive trading days ending on the date of the redemption notice exceeds 130% of the applicable conversion price in effect on the date of the redemption notice.

Purchase of Notes at Holder’s Option Upon a Fundamental Change:	Subject to certain exceptions, if we undergo a ‘‘fundamental change,’’ each holder of notes will have the option to require us to repurchase all or a portion of such holder’s notes. The fundamental change repurchase price will be 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest. Any notes repurchased by the Company will be paid in cash.

Ranking:	Senior Unsecured

Use of Proceeds:	The net proceeds from the offering of the notes will be approximately $169 million (or approximately $194 million if the underwriters exercise their overallotment option in full), after deducting the underwriters’ discounts and commissions and other fees and expenses payable by us. We will use the net proceeds of the offering to repay outstanding amounts under the Term Loan C of Chiquita Brands L.L.C.’s (‘‘CBL’’) senior secured credit facility.

As of September 30, 2007, on a pro forma basis after giving effect to this offering and application of the net proceeds of this offering, we would have had outstanding unsecured, unsubordinated indebtedness of $650 million (not including our guarantee of CBL’s senior secured credit facility), consisting of indebtedness under the notes offered hereby ($675 million if the underwriters exercise their over-allotment option in full), the 7½% Senior Notes due 2014 and the 8 7/8% Senior Notes due 2015. Our subsidiaries would have had $1.1 billion of liabilities outstanding, $171 million of which was secured indebtedness, including $158 million under CBL’s senior secured credit facility (which amounts do not reflect borrowings under CBL’s senior secured revolving credit facility subsequent to September 30, 2007).

Joint Bookrunners:	Goldman, Sachs & Co. Morgan Stanley & Co. Incorporated

Co-Managers:	Banc of America Securities LLC Barclays Capital Inc. BB&T Capital Markets, a division of Scott & Stringfellow, Inc. Morgan Joseph & Co. Inc. Rabo Securities USA, Inc. Wells Fargo Securities, LLC

Trade Date:	February 6, 2008

Settlement Date:	February 12, 2008

Listing:	None

CUSIP/ISIN	170032 AT3/US170032AT34

Adjustment to conversion rate upon a make-whole fundamental change:	The following table sets forth the hypothetical stock prices and the number of additional shares by which the conversion rate for the notes will be increased per $1,000 in principal amount of notes in the event of a make-whole fundamental change:

Stock Price
Make-Whole Reference Date	$16.94	$17.00	$18.00	$20.00	$25.00	$30.00	$40.00	$50.00	$60.00	$75.00	$90.00	$115.00	$140.00	$175.00	$250.00
February 12, 2008	14.4794	14.4629	13.2947	11.3930	8.2597	6.3938	4.3202	3.2047	2.5011	1.8055	1.4178	0.9742	0.6986	0.4554	0.1912
February 15, 2009	13.8215	13.7444	12.5577	10.6418	7.5444	5.7503	3.8212	2.8204	2.2088	1.6327	1.2640	0.8746	0.6308	0.4138	0.1742
February 15, 2010	13.0092	12.9300	11.7162	9.7755	6.7112	5.0011	3.2446	2.3753	1.8573	1.3755	1.0682	0.7428	0.5379	0.3540	0.1485
February 15, 2011	12.3048	12.2212	10.9440	8.9236	5.8245	4.1810	2.6070	1.8852	1.4719	1.0940	0.8537	0.5981	0.4358	0.2887	0.1216
February 15, 2012	11.7276	11.6363	10.2440	8.0631	4.8263	3.2298	1.8707	1.3289	1.0385	0.7776	0.6111	0.4324	0.3180	0.2133	0.0916
February 15, 2013	11.4431	11.3389	9.7482	7.2558	3.6457	2.0471	0.9925	0.6951	0.5508	0.4185	0.3317	0.2374	0.1769	0.1211	0.0546
February 15, 2014	11.7797	11.6618	9.8529	6.9613	2.3630	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
February 15, 2015	12.3314	12.1972	10.1580	6.9867	2.2615	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
February 15, 2016	13.0482	12.8735	10.2278	6.2649	1.5524	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
August 15, 2016	14.4794	14.2712	11.0032	5.4476	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and make-whole reference dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the make-whole reference date is between two make-whole reference dates in the table, the number of additional shares by which the conversion rate for the notes will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $250.00 per share, subject to adjustment, no adjustments will be made in the conversion rate for the notes.

•	If the stock price is less than $16.94 per share, subject to adjustment, no adjustments will be made in the conversion rate for the notes.

Notwithstanding the foregoing, in no event will the conversion rate of the notes exceed 59.0318 shares per $1,000 in original principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under ‘‘—Conversion Rate Adjustments.’’

 Capitalization

The following table sets forth our unaudited consolidated cash and cash equivalents and capitalization as of September 30, 2007, on an actual basis and as adjusted basis to give effect to this offering and the application of the use of proceeds as described herein. You should read all of this information in conjunction with our financial statements and other financial information that are incorporated by reference in the preliminary prospectus supplement dated February 4, 2008.

	As of September 30, 2007
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$124,029	$124,029
Short-term debt:
Notes and loans payable (b)(c)	$10,113	$10,113
Long-term debt of subsidiaries due within one year (c)	4,598	2,824
Total short-term debt	14,711	12,937
Long-term debt:
Long-term debt of parent company:
7½% Senior Notes due 2014	250,000	250,000
8 7/8% Senior Notes due 2015	225,000	225,000
Notes offered hereby (a)	—	175,000
Long-term debt of subsidiaries:
Term loan C (c)	323,212	155,986
Other loans	1,948	1,948
Total long-term debt	800,160	807,934
Total debt	814,871	820,871
Shareholders’ equity:
Common stock, $.01 par value; 150,000,000 shares authorized; 42,516,001 shares outstanding actual and as adjusted	425	425
Capital surplus	692,973	692,973
Retained earnings	133,601	133,601
Accumulated other comprehensive income	53,176	53,176
Total shareholders’ equity	880,175	880,175
Total capitalization	$1,695,046	$1,701,046

(a)	Assumes no exercise of the underwriters’ overallotment option.
(b)	Borrowings under the senior secured revolving credit facility are classified as notes and loans payable. At September 30, 2007, no borrowings were outstanding under the senior secured revolving credit facility. At February 4, 2008, outstanding borrowings under the senior secured revolving credit facility were $45 million.
(c)	As described in the preliminary prospectus supplement dated February 4, 2008 under ‘‘Summary — Refinancing’’ and ‘‘Description of Other Indebtedness — Refinancing’’, we have entered into a commitment letter with Rabobank to refinance CBL’s existing revolving credit facility and the remaining portion of the Term Loan C (following the completion of this offering and the application of the net proceeds therefrom) with a new $200 million revolving credit facility and a six year $200 million senior secured term loan. The ultimate size of the new credit facilities may be less than the amount in the commitment letter. Additionally, total debt following the refinancing may be more than as adjusted total debt in the table above as a result of borrowings to fund expenses related to the refinancing.

The Company has filed a registration statement (including a prospectus dated as of December 15, 2005 and a preliminary prospectus supplement dated as of February 4, 2007) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co. by calling toll-free 866-471-2526, or from Morgan Stanley& Co., Incorporated by calling toll-free 866-718-1649.

This communication should be read in conjunction with the preliminary prospectus supplement dated as of February 4, 2008 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying prospectus.